NORTHERN TRUST CORPORATION

EXHIBIT 99.1

Northern Trust

"Managing the Down Cycle"

BancAnalysts Association of Boston - 26th Annual Fall Conference

November 8, 2007

Boston, Massachusetts

Steven L. Fradkin

Executive Vice President & Chief Financial Officer

Northern Trust

northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments in litigation, other contingent liabilities, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2006 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Northern Trust

Conference Theme: “Managing the Down Cycle”

Northern Trust

Northern Trust: "Managing the Business Through All Cycles"

Northern Trust

20 Years of History: Economic Shocks & Cycles



10/19/87:
Black Monday: S&P 500 declines 20%
9/30/87
S&P 500: 321.83
1989:
Commercial Real Estate Bubble bursting
1990-1991:
Recession
1991:
Persian Gulf War (Kuwait)
1991:
Soviet Union collapse
1993:
Orange County bankruptcy crisis
1994:
Fed rate squeeze and bond bear market
1995:
Mexican & Latin American debt crises
1998:
LTCM collapse; Russian debt default; Global currency crisis
2000:
Y2K financial infrastructure scare; Start of 2-year stock bear market
2001:
9/11 attack; Invasion of Afghanistan
2002:
Accounting scandals: Enron, Worldcom, Tyco, & Global Crossing
2003:
Second Persian Gulf War (Iraq)
2004-05:
Disastrous hurricane seasons
2004-07:
Oil spike from $30 to $90 per barrel
2007:
Subprime mortgage market collapse & debt market liquidity crunch
9/30/07
S&P 500: 1526.75

Northern Trust

20 Years of History: Successfully Navigated by NTRS

NTRS Net Income ($ millions)


$109
$113
$115
$127
$150
$168
$182
$220
$259
$309
$354
$405
$485
$488
$447
$405
$506
$584
$665
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
10/19/87: Black Monday: S&P 500 declines 20%
1989: Commercial Real Estate Bubble bursting
1991: Persian Gulf War
1991: Soviet Union collapse
1994: Fed rate squeeze
1998: LTCM collapse; Russian debt default; Global currency crisis
2000: Y2K financial infrastructure scare; Start of 2-year stock bear market
2003: Second Persian Gulf War (Iraq)
2004-05: Disastrous hurricane seasons
9/30/07 S&P 500: 1526.75
9/30/87 S&P 500: 321.83

Northern Trust

Macroeconomic Environment: A Current Perspective

How have financial institutions managed the recent exceptionally challenging macroeconomic environment?

Northern Trust

Securities Write-downs

$7.9 billion on CDOs and subprime mortgages

$3.6 billion on investments due to subprime crisis

$2.2 billion in debt and equity trading operations, including mortgage-backed securities and structured products

$1.56 billion on loans and subprime mortgages

$1 billion on mortgage-backed securities and non-agency loans

$525 million on mortgage loan and CDO warehouses

$450 million in CDO and MBS

Northern Trust

Charge-offs on Illiquid Leveraged Loans

$1.5 billion	**$1.3 billion**
$1.35 billion	*$940 million*
$869 million	$463 million
$402 million	*$250 million*

Northern Trust

Credit Quality Challenges

Credit costs increased nearly $3 billion due to a $740 million increase in credit losses and a $2.2 billion charge to increase loan loss reserves

Nonperforming assets up 23% and provision for credit losses up 17% over last quarter

Nonperforming assets up 50% over last quarter; $55 million loan loss provision

Nonperforming assets up 51% over last quarter to $570 million

Loan loss provision up 50% over last quarter to $90 million

Net charge-offs increased to 1.01% of loans in the quarter

Nonperforming assets jumped 41% over last quarter due to home equity and residential construction loans

Nonperforming assets doubled to $3.4 billion over last year

Northern Trust

Tumultuous Third Quarter: Successfully Navigated by NTRS

NTRS' Third Quarter 2007:

- No securities or leveraged loan write-downs
- Credit quality improved: nonperforming assets decreased and reserve ratios improved
- EPS: 11th consecutive quarter of double-digit, year-over-year growth
- Common Equity: 78th consecutive quarter of growth
- Record quarterly net income, up 27% year-over-year
- Record assets under custody, up 24% year-over-year
- Record global custody assets, up 31% year-over-year
- Strong 14% year-over-year growth in assets under management

Northern Trust

Success Achieved Through Enduring Principles and Strategies

- ✓ Attractive Demographic Markets
- ✓ Focused and Conservative Strategy
- ✓ Client Centricity
- ✓ Excellence in Execution
- ✓ Consistent Leadership and Philosophy

NORTHERN TRUST CORPORATION

Northern Trust: "Managing the Business Through All Cycles"

Northern Trust

PFS: Extensive Reach in High Growth Affluent Market

85 Offices in 18 States

Over 50% of millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
California (11)
Colorado (1)
Missouri (1)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Projected Annual Household Growth Rates

2006 - 2011



15.0%
10.4%
8.5%
$1-$10 Million
$10-$75 Million
$75+ Million
Growth Rate by Household Asset Size

Source: Claritas

Northern Trust

C&IS: A World of Vast and Growing Opportunities


Europe
$40 Trillion
United States
$50 Trillion
$28 Trillion
Japan, China & India
$22 Trillion
Latin America, Mid-East & Other Asia

Total World Capital Market: $140 Trillion (1)

Total Assets Under Custody Worldwide: $72 Trillion (2)

(1) McKinsey & Company – Mapping the Global Capital Market, Third Annual Report, January 2007

(2) The Greensted Report, Issue 4, Spring 2007 – AUC of Top 10 custodians as of December 31, 2006

Northern Trust

C&IS: Positioned Globally for Growth

Positioned to serve clients locally and capitalize on global opportunities.


Chicago (Corporate Headquarters)
Toronto
New York
Dublin
Guernsey
Jersey
London
Amsterdam
Luxembourg
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

15 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Client-centric and Highly Focused


Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

Client-centric and Highly Focused

Some of the businesses we are <u>not</u> in:

- **Sub-Prime Mortgage Underwriting**
- **Credit Cards**
- **Asset Backed Commercial Paper Conduits**
- **Private Equity Bridge Financing**
- **Investment Banking**


Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

PFS: Our Focus on the Affluent Market is Unmatched

Private Client Revenues

(As a Percentage of Total Company Revenues, 2006)


45%
35%
28%
17%
13%
11%
11%
11%
8%
5%
5%
Northern Trust
Merrill Lynch
Wilmington Trust
Charles Schwab
Mellon
Goldman Sachs
Citigroup
Bank of America
Bank of New York
JP Morgan Chase
Wachovia

Source: Company reports

C&IS: Significant Presence in Our Target Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	37%
200 U.K. Funds	27%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	32%
100 U.S. Public Funds	35%
U.K. Local Authority	31%

Foundations, Endowments & Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	32%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- Is the #1 Provider of Offshore Private Equity Fund Administration service in Europe
- Serves as Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 22 January 2007 (US Pensions), 25 December 2006 (Foundations & Endowments), 29 May 2006 (Asset Managers); Pension Funds and Their Advisors, 2006 (UK Funds); Money Market Directory, 2006 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopedia, Administrators, 2006/2007.

Northern Trust

Prudent Balance Sheet Management

Securities Portfolio – High Quality and Short Duration

- 96% of Northern Trust's total securities portfolio was composed of AAA rated securities as of September 30, 2007.
- 75% of Earning Assets reprice or mature within one year.
  - Top 20 Bank average equals 50%.*
- 77% of Interest-Bearing Deposit liabilities reprice or mature within one year.
  - Top 20 Bank average equals 48%.*

Loan Portfolio – High Quality

- Nonperforming assets represent only 0.12% of total outstanding loans as of September 30, 2007.
  - Top 20 Bank average equals 0.68%.
- Nonperforming loans are covered 6.1x by credit loss reserves as of September 30, 2007.
  - Top 20 Bank average equals 2.0x.
- Northern Trust does not underwrite mortgage loans to sub-prime borrowers, does not lend directly to hedge funds, does not provide bridge financing to private equity deals, and does not provide an off-balance sheet commercial paper conduit for client liquidity

Northern Trust

*As of June 30, 2007; Sources: FR Y-9C reports & SNL Financial.

The Northern Trust Difference

Clients are at the center of everything we do



Unparalleled client service
Leading-edge technology
Culture and heritage
Consistent financial strength and stability
Sharp business focus
Innovative product leadership
Client Solutions

Northern Trust

PFS: Comprehensive Array of Solutions for Clients

Private Banking
- Personal Credit Lines and Swing Loans
- Real Estate Development Loans
- Margin Loans
- Stock Option Lending
- Home Mortgages
- Equity Credit Lines

Trust Services
- Fiduciary Administration and Oversight
- Family Business Services
- Philanthropic Services
- Estate Settlement Services
- Real Estate and Farm Management
- Asset Custody
- Minerals Management

Asset Management
- Structured Investment Services
- Asset Allocation
- Equity Investing
- Fixed Income Investing
- Short-Term Asset Management
- Indexing
- Alternative Investments
- Single Stock Strategies

Financial Planning
- Retirement Planning
- Estate Planning
- Tax Planning
- Asset Allocation
- Stock Option Planning



CLIENT
PHILANTHROPIC SERVICES
CREATING A LEGACY
BANKING & INVESTMENTS
BUILDING & MANAGING WEALTH
PROTECTING & TRANSFERRING WEALTH
TRUST & ESTATE SERVICES
FINANCIAL PLANNING

Online Access
- Access to Your Banking, Trust, Investment Management, Mutual Funds and Brokerage Information, via Northern Trust Private Passport ® and Wealth Passport ®

Wealth Management Group
- Family Office Support
- Multi-generational Wealth Management
- Global Asset Servicing for Multi-Manager Investment Programs
- Data Aggregation and Customized Reporting
- Tax Lot and Partnership Accounting
- Investment Consulting and Performance Measurement

Retirement Services
- Qualified Plan Services
- Defined Benefit Plans
- Defined Contribution Plans
- Recordkeeping
- Investment Management
- Benefit Payment Services

Corporate Banking
- Working Capital and General Corporate Loans
- Secured and Cash Flow Lending
- Acquisition Financing
- Industrial Development Bonds
- Equipment Finance and Leasing

Brokerage
- Full-Service Brokerage
- Money Market Instruments
- Safekeeping

C&IS: Extensive Suite of Product Solutions for Clients

Asset Management

Asset Management

- Cash
- Active
- Passive
- Securities Lending
- Manager of Managers
- Foreign Exchange
- Transition Management
- Commission Management

Asset Servicing

Risk Management Services

- Attribution Analysis
- Value at Risk
- Cross-Border Pooling patent pending
- Compliance Monitoring
- Market Event Analytics
- Socially Responsible Investing

Information Services

- Accounting
- Reporting
- Valuation
- Rates of Return
- Multinational HQ Reporting
- Regulatory Reporting

Fund Services

- Fund Accounting
- Investment Operations Outsourcing
- Active Collateral Management
- Hedge Fund Administration
- Private Equity Administration
- Property Administration

Asset Servicing

- Safekeeping
- Settlement
- Income Collection
- Corporate Actions

Northern Trust

NTGI: A Continuum of Proprietary & External Solutions

PRODUCT BREADTH

Active Investment Management

- **Growth & Value Equity**
- **Short & Long Duration Fixed Income**

Quantitative Management

- **Index & Enhanced Capabilities**

Manager of Managers

- **Investment Program Solutions**
- **Emerging & Minority Programs**
- **Alternative Investments**

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
130/30 Long-Short Strategies
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Methods of Delivery

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

Investment Options

Northern Trust

NTRS: Outstanding Financial Performance in 2007

	Year-to-Date 9/30/07	% Growth 2006 to 2007
Trust, Inv. & Other Servicing Fees	**$1,530 Million**	**+15%**
Other Non-Interest Income	**$421 Million**	**+16%**
Net Interest Income	**$647 Million**	**+10%**
Total Revenues	**$2,599 Million**	**+14%**
Non-Interest Expenses	**$1,648 Million**	**+14%**
Net Income	**$602 Million**	**+22%**
Earnings Per Share	**$2.69**	**+21%**
Assets Under Custody	**$4.1 Trillion**	**+24%**
Global Custody Assets	**$2.0 Trillion**	**+31%**
Assets Under Management	**$761 Billion**	**+14%**

Northern Trust

Well Positioned for Growth

- **Rich History**
  - 118 Year Heritage — Undiluted by Mergers & Acquisitions
- **Focused and Conservative Strategy**
  - Exclusively Focused on the Management and Administration of Client Assets
- **Attractive Demographic Markets**
  - Serving highly attractive demographic markets in the U.S. and globally
- **Seasoned Management Team**

Seasoned Management Team	Northern Trust	Industry
Bill Osborn - Chairman & CEO	37 Years	37 Years
Rick Waddell - President & COO	32 Years	32 Years
Sherry Barrat - President – PFS	17 Years	37 Years
Steve Fradkin - EVP & Chief Financial Officer	22 Years	22 Years
Tim Moen - EVP – Human Resources & Administration	6 Years	32 Years
Bill Morrison - President – PFS	11 Years	34 Years
Steve Potter - EVP – International	25 Years	25 Years
Joyce St. Clair - EVP – Corporate Risk Management	15 Years	26 Years
Jana Schreuder - President – WWOT	27 Years	27 Years
Tim Theriault - President – C&IS	25 Years	27 Years
Kelly Welsh - EVP & General Counsel	7 Years	29 Years

Northern Trust

NORTHERN TRUST CORPORATION

Northern Trust

"Managing the Business Through All Cycles"

BancAnalysts Association of Boston - 26th Annual Fall Conference

November 8, 2007

Boston, Massachusetts

Steven L. Fradkin

Executive Vice President & Chief Financial Officer

Northern Trust

northerntrust.com